Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Addition of

New Independent Director to Board

TAIPEI, Taiwan, April 19, 2013 – GigaMedia Limited (NASDAQ: GIGM) today announced the addition of Billy Huang, vice president of The Walt Disney Company, to GigaMedia’s board as an independent director.

The addition is part of GigaMedia’s growth strategy and continued commitment to growing shareholder value.

“Billy has worked with some of the most well-known companies in the world at every stage of development and his experience in building new services and expanding operations will be of tremendous value to Giga,” stated GigaMedia Chairman of the Board Mo-Na Chien. “He is exceptionally well suited to help our team leverage its existing assets and lead GigaMedia into a new phase of growth.”

“With growing talent and multi-platform technology, GigaMedia is positioned to benefit from two emerging markets that have enormous potential: social games and cloud computing services,” stated Billy Huang. “I am excited to work with Mo-Na, Collin and the Giga team as we expand and scale up Giga’s services in Greater China.”

Billy Huang has over 20 years of senior leadership experience in the technology/media industry and a proven track record of driving growth. At The Walt Disney Company, where he serves as vice president responsible for the China, Hong Kong and Taiwan markets, he launched Disney Channel and Disney Junior Channel and expanded services to new online media. At Taiwan’s Videoland Communications, where he served as vice president from 1996-1998, Mr. Huang implemented a restructuring plan that transformed the business from an old production house into a modern cable television consortium distributing content for global television brands including CNN, Cartoon Network, and Discovery Channel. Prior to that, Mr. Huang was vice president of Fantasmic International, a public relations and advertising firm in Taipei, and held numerous positions with prominent advertising firms in Taipei.

Mr. Huang earned a master’s degree in mass communication from Texas Tech University and has a bachelor’s degree in journalism from Chinese Culture University in Taipei.

Following the addition of Mr. Huang announced today, GigaMedia’s board is comprised of nine members, a majority of whom are independent directors.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

# # #